EXHIBIT 99.1

SKF's transition to International Financial Reporting Standards (IFRS)

Beginning 2005, the accounting policies of the SKF Group are in accordance with International Financial Reporting Standards, IFRS, as endorsed by the European Commission (EC). The date for SKF's transition to IFRS is January 1, 2003.

SKF has until the end of 2004 prepared its consolidated financial statements in accordance with Swedish GAAP, which in recent years has been adapted to IAS/IFRS to a high degree. This, together with certain exceptions allowed by the IFRS transition rules which are described below, have limited the impact of the transition to IFRS.

SKF's transition to IFRS at January 1 2003 is accounted for in accordance with IFRS 1, "First time adoption of International Financial Reporting Standards". IFRS 1 generally requires a company to determine its accounting policies and retrospectively apply these to determine its opening balance sheet under IFRS. However, the following allowed exceptions to this retrospective treatment have been chosen:

-- SKF has elected to apply IFRS 3, "Business combinations", prospectively from date of transition January 1, 2003.
-- SKF has chosen to set translation differences arising from the translation of foreign subsidiaries into Swedish Kronor (SEK) according to IAS 21, "Effects of changes in foreign exchange rates, to zero at the transition date. Translation differences that arose before the date of transition to IFRS are not included as a separate component of equity but rather remain included within the other components of equity.
-- SKF has elected to use revaluations to property plant and equipment made under Swedish GAAP as deemed cost at the IFRS transition date, as allowed by IFRS 1.
-- SKF has chosen not to restate comparable 2003 and 2004 financial information for the requirements of IAS 39, "Financial Instruments,
Recognition and Measurement" as adopted by the EC.
-- The transitional provisions under IFRS 1, allow that only options granted after November 7 2002 that have not vested by January 1, 2005, are required to be valued and recorded. SKF has opted not to value and record their other two option programs, options granted February 2001 with vesting February 2003, and options granted 2002 with vesting 2004.

The useful lives and component split of all SKF's property plant and equipment were reviewed as required by IAS 16, "Plant and Property", in conjunction with the transition to IFRS. As a result the useful lives on certain machinery were increased from 14 or 17 years to 20 years, and were decreased on other machinery from 14 or 17 years to 10 years. Additionally, the control system within machinery was now identified as a significant item requiring separate depreciation in line with the component approach to depreciation. The above changes in accounting estimates did not have any impact upon the restated IFRS financial statements presented below, and does not result in a significant change to the annual depreciation charge.

Previously published consolidated financial information prepared under Swedish GAAP for 2003 and 2004 has been restated to be in accordance with IFRS. The tables and explanatory notes below describe the differences in accounting policies between IFRS and Swedish GAAP which have had an impact on the balance sheet, income statement and statement of cash flow when transitioning to IFRS.

(full release attached)

Aktiebolaget SKF
SE-415 50 Goteborg, Sweden
Tel. +46 31 337 10 00 Fax. +46 31 337 17 22 www.skf.com

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